UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03053028

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. MAY 2 8 2003 813

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 700
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Ruby 415-421-4171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney, Kent Paul - Smith Maloney Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

4535 Missouri Flat Road, Suite 2D (Address) Placerville (City), CA (State) 95667 (Zip Code)

PROCESSED
JUN 2 6 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


RECD S.E.C.
MAY 2 8 2003
813

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

State of California
San Francisco

OATH OR AFFIRMATION

I, Leonard G. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger & Baerwald Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Title

Notary Public



JACOB KOFF
COMM. #1301028
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires May 13, 2005
PC01
PC01

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Smith
Maloney
Accountancy
Corporation

CERTIFIED PUBL'C ACCOUNTANTS

JIM SMITH • KENT P. MALONEY
4535 MISSOURI FLAT ROAD, SUITE 2D • P.O. BOX 1068
PLACERVILLE, CA 95667
PH: (530) 622-2460 FAX: (530) 622-0156
EMAIL: SMAC@CPA4U.COM WEBSITE: WWW.CPA4U.COM

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Pflueger & Baerwald Inc. as of March 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, we included a review of the accounting system, the internal accounting control, and procedures for safeguarding securities. We believe that our audit provides a reasonable basis for our opinion and the procedures meet Security and Exchange Commission objectives.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Maloney

Smith Maloney Accountancy Corp.
Placerville, California
May 27, 2003

PFLUEGER & BAERWALD INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2003

ASSETS

1. Cash	$	180,967
2. Cash segregated in accordance with Rule 15c-3		554,948
3. Receivable from brokers or dealers and clearing organizations:		
E. Other:		
NSCC Participant's Fund		90,917
Depository Trust Company-collateral balance on deposit		20,000
Petty cash--nonallowable		600
4. Receivables from customers:		
A. 1. Cash and fully secured accounts		4,823,048
2 Partly secured accounts-allowable		513
2 Partly secured accounts-nonallowable		1,688
7. Securities owned:		
B. U.S. Government obligations		5,187,992
E. Stocks and warrants		114,720
8 A. Securities not readily marketable (cost $ 5,900)		7,590
11. B. Secured demand notes		300,000
12. B. Membership in exchange (market value $ 13,000)		5,700
14. Furniture and equipment, at cost (net of accumulated depreciation of $ 90,446)		2,090
15. A. Dividends and interest receivable		
15. D. Prepaid expenses--nonallowable		57,990
TOTAL ASSETS	$	11,348,763

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

17. Bank loans payable		
B. Other:	$	100,000
19. Payable to brokers or dealers and clearing organizations:		
A. Failed to receive		
1 Includable in "Formula for Reserve Requirements"		49,042
D. Clearing organizations		
1. Includable in "Formula for Reserve Requirements"		25,703
2 Other		1
E. Dividends payable		188
20. A. Payable to customers--free credits $8,990,828		8,990,828
21. A. Payable to non customers		864,191
23. B. Accounts payable		69,832
E. Accrued expenses and other liabilities		1,851
25. Liabilities subordinated to claims of general creditors:		
C. 1. Outsiders		100,000
Insiders		100,000
2. Equity subordination		100,000
TOTAL LIABILITIES		$10,401,636

Stockholders' Equity

29. B. Common stock, par value $1.00: 75,000 shares authorized; 10,666 shares outstanding		10,666
C. Additional paid-in capital		250,593
D. Retained earnings		685,868
TOTAL STOCKHOLDERS' EQUITY		947,127
31. TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	11,348,763

PFLUEGER & BAERWALD INC.
FINANCIAL STATEMENTS
MARCH 31, 2003



SMITH, MALONEY & GILLES
ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS
JIM SMITH KENT P. MALONEY VAUGHN GILLES

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying balance sheet of Pflueger & Baerwald Inc. as of March 31, 2003, and 2002, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards followed in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion and the procedures meet Security and Exchange Commission objectives.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2003, and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Smith Maloney

Placerville, CA
May 27, 2003

Placerville, California 95667 (916) 622-2460 FAX (916) 622-0156

PFLUEGER & BAERWALD INC.
BALANCE SHEET
MARCH 31, 2003 AND 2002

	2003	2002
ASSETS		
Current assets:		
Cash	$ 736,516	$ 2,526,581
Accounts receivable:		
Customers	4,825,248	4,645,380
Brokers, dealers and clearing house		16,603
Other	19,148	24,758
Secured demand notes receivable (note 9)	300,000	300,000
Investments at cost (market value $5,310,302) (note 14)	5,186,343	5,198,518
Prepaid expenses, deposits and dividends receivable	57,990	65,827
Deferred income tax expense	295	198
Total current assets	11,125,540	12,777,865
Memberships:		
Pacific Stock Exchange, at cost (market value $13,000)	5,700	5,700
National Securities Clearing Corp.,DTC, at cost	110,917	70,917
Total memberships	116,617	76,617
Fixed assets:		
Furniture and equipment, net of accumulated depreciation of $ 90,446	2,090	1,476
	$ 11,244,247	$ 12,855,958
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payable to banks	$ 100,000	$ 825,000
Payable to customers	8,990,828	10,341,392
Payable to other brokers and dealers	49,042	
Payable to clearing house	25,704	1,670
Payable to officers	864,191	528,667
Other current liabilities	71,683	27,846
Total current liabilities	10,101,448	11,724,575
Other liabilities:		
Subordinated borrowings (note 10)	300,000	300,000
Total liabilities	10,401,448	12,024,575
Stockholders' equity:		
Common stock, par value $1.00; 75,000 shares authorized; 10,666 shares issued and outstanding	10,666	10,666
Additional paid-in capital	250,593	250,593
Retained earnings	581,540	570,124
Total stockholders' equity	842,799	831,383
	$ 11,244,247	$ 12,855,958

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 970,212	$ 913,592
Interest	323,742	552,423
Revenues from bond account transactions	41,539	51,278
Revenue from mutual fund transactions	37,054	41,940
Service charges	3,770	3,195
Trading gains (losses)	(650)	22
Other	29,476	26,812
Total revenues	1,405,143	1,589,262
EXPENSES		
Salaries and commissions	610,561	660,554
Pension and profit-sharing plan contributions	59,065	63,063
Interest	112,741	247,312
Rent	77,107	99,434
Taxes	62,864	64,333
Insurance	65,753	57,370
Depreciation	4,784	7,255
Other	396,296	381,041
Total expenses	1,389,171	1,580,362
Net income before income taxes	15,972	8,900
Provision for income taxes:		
Federal:		
Current	2,886	1,709
Deferred	(295)	(198)
	2,591	1,511
California	1,965	1,318
Total provision for income taxes	4,556	2,829
Net income	11,416	6,071
Retained earnings, beginning of year	570,124	564,053
Retained earnings, end of year	$ 581,540	$ 570,124
Earnings per share (10,666 shares outstanding)	$ 1.07	$ 0.57

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 11,416	$ 6,071
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,784	7,255
(Increase) decrease in accounts receivable	(157,655)	1,498,650
(Increase) decrease in investments and prepaid expenses	19,915	(231,324)
Increase (decrease) in current liabilities	(1,623,127)	912,023
Net cash provided (used) by operating activities	(1,744,667)	2,192,675
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(5,398)	(3,184)
Assessment for NSCC Participation Fund	(20,000)	(22,500)
Assessment for Depository Trust Corp.	(20,000)	
Net cash used in investing activities	(45,398)	(25,684)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from bank	825,000	825,000
Repayment of loans	(825,000)	(850,000)
Net cash provided (used) by financing activities	-	(25,000)
Net increase (decrease) in cash	(1,790,065)	2,141,991
Cash, beginning of year	2,526,581	384,590
Cash, end of year	$ 736,516	$ 2,526,581

Supplemental Information:

	2003	2002
Cash paid during the year for:		
Interest	$ 28,455	$ 34,293
Income Taxes	$ 2,886	$ 1,709

See accompanying notes.

PFLUEGER & BAERWALD INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2003

Note 1 -- Business activity

Pflueger and Baerwald (The Firm) is a California corporation offering securities brokerage services to investors out of its office in downtown San Francisco. The firm has been serving its investors since 1911 and is licensed in California as well as in several other states.

Note 2 -- Summary of significant accounting policies

a. Revenues and expenses are reported on the basis of the accrual method of accounting.

b. Assets and liabilities, including investments are accounted for at acquisition cost.

c. Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Note 3 -- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 -- Property and equipment -- depreciation policy

The Firm provides for depreciation on assets by the straight-line and double-declining methods at rates calculated to amortize the cost of the assets over their estimated useful lives ranging from five to ten years.

Note 5--Income taxes

Income taxes are provided for all items included in the income statement regardless of the period when such items are reportable for income tax purposes. Deferred Federal income taxes are provided on the current year's California Franchise Tax which is not deductible for Federal purposes until the following year.

Note 6 -- Retirement plans

The Firm has established a profit-sharing plan and a money-purchase pension plan for full-time employees. Those employees who are wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000.

The profit-sharing plan was established in 1975. The Firm made no contribution to this plan for the current fiscal year.

The pension plan was established in 1981. The Firm contributes 10% of each eligible employee's compensation to this plan each year. The Firm's contribution for the current year was $59,065.

Note 7 -- Concentration of credit risk

At March 31, 2003, the Firm had $734,410 in two accounts at a bank which is insured up to a maximum of $100,000 by a government agency. It also had $1,506 in a money market mutual fund which is not guaranteed by any governmental agency.

Note 8 -- Related party transactions

Secured demand notes receivable, notes payable to officers and subordinated borrowings reported on the balance sheet are due to and from stockholders and other related parties.

Note 9--Secured demand notes receivable

The demand notes of $300,000 are non-interest bearing and are secured by securities with a market value at year-end of $420,211. These notes are used by The Firm as collateral for its short-term borrowings. $200,000 is due from shareholders and $100,000 from an outsider.

Note 10--Subordinated borrowings

Long-term notes payable of $300,000 are subordinated to claims of general creditors. $100,000 is due on these notes during each of the next three fiscal years. Interest is payable at rates from 2% to 4% per year. $200,000 is due to shareholders and $100,000 to an outsider.

Note 11--Lease commitments

The Firm leases its office space under an operating lease which expires on October 31, 2005. The annual rental for the current fiscal year was $77,107. The new lease provides for monthly rent at $7,050, or $84,600 on an annual basis with no increases to offset the increases in the lessor's direct operating expenses and property taxes.

Note 12--Net capital requirements

As a member of the National Association of Security Dealers, Inc., The Firm is subject to certain minimum capital requirements. NASD Rule 15c3-1 requires that member firms aggregated indebtedness, as defined by regulation, not exceed 15 times net capital, as defined. Minimum capital must be a minimum of $250,000.

At March 31, 2003, The Firm's net capital ratio was 3.57 to 1. It's net capital, including subordinated debt, was $1,143,276. Required net capital was $271,310.

Note 13--Filings with the Securities and Exchange Commission

The Firm is required to file Form X-17A-5 annually with the Securities and Exchange Commission. Part III of this filing is available for public inspection at The Firm's office or at the Regional Office of the Securities and Exchange Commission.

Note 14—Investment securities

The following is a summary of investment securities at March 31, 2003 and 2002:

	2003	2002
15c3-3 Reserve account:		
U.S. Government obligations, at cost	$5,167,362	$5,164,934
Gross unrealized interest	20,630	18,410
Marketable U.S. Treasury securities, at fair value	5,187,992	5,183,344
Investment securities:		
Marketable equity securities, at cost	18,859	18,847
Gross unrealized gains	103,451	118,666
Marketable equity securities, at fair value	122,310	137,513
Trading securities:		
Marketable equity securities, at cost	122	737
Gross unrealized losses	-122	-737
Marketable equity securities, at fair value	0	0
Total investments-		
At cost	5,186,343	5,184,518
Gross unrealized gains and losses	123,959	136,339
Investments at fair market value	$5,310,302	$5,320,857

Changes in the unrealized gains(losses) on investments during the years ending March 31, 2003 and 2002 as reflected in stockholders' equity:

Stockholders' equity, reflecting cost basis	$842,799	$831,383
Adjustment for unrealized gains(losses)	104,328	97,383
Stockholders' equity, reflecting fair market value	$947,127	$928,766